# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001884593
Persons authorized to receive notices and communications: Eiji Hagio, c/o JERA Co., Inc., Nihonbashi Takashimaya Mitsui Building, 25th Floor, 2-5-1, Nihonbashi, Chuo-ku, Tokyo, Japan (M0), 103-6125, 81-(0)70 3892 1103

## Reporting persons
- JERA Power RN B.V. (CIK 0001884593): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 28,524,255; shared voting power 0; sole dispositive power 28,524,255; shared dispositive power 0; aggregate amount beneficially owned 28,524,255 (11.6% of the class)
  Comment: (1) Based on a total of 245,833,850 Class A Ordinary Shares (excluding treasury shares) outstanding as of October 2, 2025, as reported in filings made with UK Companies House.
- JERA Co., Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 28,524,255; shared voting power 0; sole dispositive power 28,524,255; shared dispositive power 0; aggregate amount beneficially owned 28,524,255 (11.6% of the class)
  Comment: (1) Based on a total of 245,833,850 Class A Ordinary Shares of the Issuer, which the Reporting Persons understand were outstanding as of October 2, 2025, as reported in UK Companies House.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: c/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, United Kingdom (X0), SW1H 0DB
Comment:
Explanatory Note

This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 2, 2021, as amended and supplemented by Amendment No.1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 5, 2024 (the "Original Schedule 13D" and, together with this Amendment, this "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Schedule 13D relates to the Class A ordinary shares, nominal value of $0.0001 (the "Shares") of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the "Issuer"). The Issuer's registered office is located at c/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB United Kingdom.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Announcement of Possible Offer

On October 28, 2025, the Issuer announced that it had reached an agreement in principle on the key financial terms of a possible cash offer (the "Possible Offer") from Abu Dhabi Future Energy Company PJSC-Masdar ("Masdar"), Canada Pension Plan Investment Board ("CPP Investments"), Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust ("Platinum Hawk") (a wholly owned subsidiary of the Abu Dhabi Investment Authority, "ADIA") and Sumant Sinha (the founder, Chairman and CEO of the Issuer) (together with Masdar, CPP Investments and Platinum Hawk, the "Consortium") to acquire the entire issued and to be issued share capital of the Issuer not already owned by members of the Consortium for cash consideration of US$8.15 per share (the "Announcement").

The Announcement states that proceeding with the Possible Offer is conditional on, inter alia, reaching agreement on the other terms and the conditions of any offer, including as to regulatory clearances, and the completion of confirmatory due diligence from the Consortium.

The Announcement states that the Special Committee of the Issuer (the "Special Committee") has indicated to the Consortium that the key financial terms of the Possible Offer represent a value that it would unanimously recommend to the Issuer's shareholders to vote in favour of should a final binding offer be made on these terms and subject to agreement on all other terms and conditions of such Possible Offer and definitive transaction documentation being agreed.

The Special Committee has engaged with JERA Power RN B.V. (a wholly owned subsidiary of JERA Nex Limited) ("JERA Nex"), and JERA Nex has indicated that were the Special Committee to make a unanimous recommendation on customary terms to the Issuer's shareholders to vote in favour of a final binding offer made on these key financial terms then subject to JERA Nex being satisfied with all other terms and conditions of such final binding offer and with the definitive transaction documentation that had been agreed JERA Nex is currently minded to vote in favour of this offer should it proceed to a scheme of arrangement vote.

Other than as described in the Schedule 13D, the Reporting Persons have no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D that relate to their investment in the Issuer, although they and their affiliates reserve the right to formulate such plans or proposals in the future. If the Consortium does not proceed with the Possible Offer, the Reporting Persons will continue to regularly review and assess their investment in the Issuer and depending on market conditions, general economic and industry conditions, the Issuer's business and financial condition and/or other relevant factors, the Reporting Persons may or may not: (i) purchase or sell the Shares or other securities of the Issuer in the future on the open market or in private transactions, or (ii) determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Possible Offer in this Schedule 13D are qualified in their entirety by the Announcement, a copy of which is attached hereto as Exhibit 99.7 and is incorporated in its entirety into this Item 4.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit No. Description

99.7 Press release, dated October 28, 2025 (incorporated by reference to the Issuer's Current Report furnished to the SEC on Form 6-K on October 28, 2025).

## Signatures
- JERA Power RN B.V.: By: /s/ Richard Scott, Richard Scott, Director A (10/28/2025)
- JERA Power RN B.V.: By: /s/ Christopher Rowland, Christopher Rowland, Director B (10/28/2025)
- JERA Co., Inc.: By: /s/ Eiji Hagio, Eiji Hagio, Executive Officer - Renewable Energy Business Group (10/28/2025)